Exhibit 99.1

PRESIDENT’S MESSAGE TO SHAREHOLDERS

Dear Shareholders:

On behalf of the Board of Directors, I am pleased to report our financial results for the first quarter ended March 31, 2007 in U.S. dollars.

Although Kingsway’s income for this quarter exceeded that of the prior quarter, we are very disappointed with the results from our Lincoln General subsidiary. At Lincoln General we have significantly strengthened our estimates for unpaid claims in each of the last three quarters primarily related to its trucking and contractors business. We believe that the reserve increases and other steps we have taken at Lincoln have positioned the Company to improve its results going forward. Despite the disappointing results from Lincoln, the results from our other U.S. and Canadian subsidiaries were strong and we continue to experience increased levels of investment income and net realized gains. We anticipate that the recently completed acquisition of Mendota will be accretive to our earnings in the second quarter.

Net income in the quarter was $19.6 million compared to $28.9 million in the first quarter of last year. In the quarter, operating earnings amounted to $11.9 million compared to $30.0 million in the same quarter last year. Annualized return on equity was 8.5% for the quarter compared to 14.2% last year. Diluted earnings per share were to $0.35 for the quarter compared to $0.51 for the first quarter of 2006. The increase in estimates for unpaid claims for prior years at Lincoln General of $47.5 million reduced net income and operating earnings by $30.9 million and diluted earnings per share by $0.55 in the quarter.

Outlook

In Canada we continue to see rational pricing but increasing competition. Ontario automobile continues to be a profitable but increasingly competitive market. The Facility (residual market) is extremely unprofitable in Alberta and we believe this will have a growing impact on the profitability of the personal automobile product for the industry in that province. We will continue our focus and maintain our underwriting discipline in these markets. Growth in capital in the Canadian industry continues to exceed the growth in revenues, however, interest rates are lower than in the U.S. which is leading to stable industry trends.

In the U.S., pricing continues to be rational but competitive in all our major product lines. The U.S. industry had a very profitable 2006 due primarily to the absence of major property losses, and we anticipate this will cause a stable market for the balance of 2007 allowing most companies to grow their book value.

I am pleased to announce that the Board of Directors has declared a quarterly dividend of C$0.075 per common share, payable on June 29, 2007 to shareholders of record on June 15, 2007.

Sincerely,

/s/ William G. Star

William G. Star,
President & Chief Executive Officer
May 2, 2007

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2007 and 2006
(In thousands of U.S. dollars)

The following management’s discussion and analysis (MD&A) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the first quarter of fiscal 2007 and 2006; with the MD&A set out on pages 14 to 55 in the Company’s 2006 Annual Report, including the section on risk factors; and with the notes to the interim consolidated financial statements for the first quarter of fiscal 2007 and the notes to the audited consolidated financial statements for fiscal 2006 set out on pages 66 to 80 of the Company’s 2006 Annual Report.

The Company’s financial results are reported in U.S. dollars. Unless otherwise indicated, all amounts are in U.S. dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Financial Instruments

On January 1, 2007, the Company prospectively adopted the Canadian Institute of Chartered Accountants (CICA) new accounting standards for securities, hedging derivatives and certain other financial instruments. Under these new rules we are required to record certain financial instruments on our financial statements at fair value. Depending on whether these financial instruments are classified as ‘held for trading’, ‘available for sale’ or ‘held to maturity’, the changes in fair value are included in net income or a new component of shareholders’ equity called accumulated other comprehensive income. New consolidated statements of changes in shareholders’ equity and comprehensive income are included that outlines the changes in each caption within the shareholders’ equity section.

The Company’s investment securities, classified as available for sale, are recorded at fair value under the new standards. The unrealized gains or losses are deferred in accumulated other comprehensive income until the securities are sold or there is an other than temporary impairment, at which time any gain or loss is recognized in net income.

Non-GAAP Financial Measures

The Company uses both GAAP and certain non-GAAP financial measures to assess performance. Securities regulators require that companies caution readers about non-GAAP financial measures that do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. Kingsway, like many insurance companies, analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms section beginning on page 86 of the 2006 Annual Report. The Company also uses investment portfolio per share information which is calculated based on the fair value of the investment portfolio divided by the number of issued and outstanding common shares. The Company uses operating earnings which are calculated as net income excluding after-tax net realized gains and losses on investments to assess the profitability of its operations. A reconciliation of net income to operating earnings is presented below in thousands of U.S. dollars.

	Quarter to Mar 31
	2007	2006
	(unaudited)

Net income, as reported	$19,641	$28,882
Net realized gains before tax, as reported	9,116	(1,541)
Tax effect on net realized gains	1,403	(465)
Net realized gains after tax	7,713	(1,076)
Operating earnings	$11,928	$29,958

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2007 and 2006
(In thousands of U.S. dollars)

For the three months ended March 31, 2007 and 2006

Gross Premiums Written. During the first quarter, gross premiums written declined 5% to $479.4 million, compared with $507.2 million in the same quarter last year. U.S. operations represented 76% of gross premiums written in the quarter, compared with 75% last year. Trucking, non-standard automobile and commercial automobile premiums represented 22%, 31% and 21%, respectively, of gross premiums written for the year compared with 28%, 28% and 19% last year. Gross premiums written from U.S. operations decreased 4% to $363.3 million compared with $380.2 million in the first quarter of 2006. Gross premiums written from Canadian operations decreased 9% to $116.1 million compared to $127.0 million Q1 2006.

Net Premiums Written. Net premiums written decreased 7% to $444.1 million compared with $476.0 million for the same quarter of last year. Net premiums written for the U.S. operations decreased 6% to $334.4 million compared with $355.4 million last year. Net premiums written for the Canadian operations decreased 9% to $109.8 million compared with $120.6 million in the first quarter of last year.

Net Premiums Earned. Net premiums earned declined 2% to $418.2 million compared with $427.0 million for the same quarter last year. For U.S. operations, net premiums earned in the first quarter increased 3% to $300.5 million compared with $292.9 million in the same quarter of 2006. Net premiums earned from Canadian operations decreased by 12% to $117.7 million compared with $134.1 million in the same quarter last year.

Investment Income. Investment income, excluding net realized gains and losses, increased 19% to $31.6 million compared with $26.6 million for the same quarter of 2006. The yield before expenses on the fixed income portfolio increased to 4.5% compared to 3.9% for the first quarter of last year.

Net Realized Gains/Losses. For the quarter, net realized gains amounted to $9.1 million compared to net realized losses of $1.5 million in Q1 2006 and net realized gains after tax were $7.7 million compared to net realized losses after tax of $1.1 million in Q1 2006. For the quarter, net realized gains include adjustments to the carrying value for declines in market value considered other than temporary of $4.0 million on investments still held compared to $1.7 million in Q1 2006. Net realized gains for the quarter include realized losses of $6.6 million compared to $8.8 million of the same period last year. Net realized gains in Q1 2007 include the gain on the sale of the Company’s former head office building in Mississauga, Ontario amounting to $5.4 million.

Claims Incurred. The claims ratio for the first quarter of 2007 was 75.6%, compared to 67.0% in the first quarter last year. The claims ratio for the U.S. operations was 82.0% compared with 68.6% for the first quarter of 2006. The claims ratio for the Canadian operations improved to 59.1% compared to 63.3% in the first quarter of last year. The Company increased its net estimates for unpaid claims occurring in prior periods by $39.2 million, which increased the combined ratio by 9.4% in the quarter. As a result of recent claims development patterns at Lincoln General, the Company amended its estimated loss development factors for its trucking and contractors business in the quarter based on the recommendations of its independent actuary. These increases in net estimates for unpaid claims occurring in prior periods at Lincoln General were $47.5 million and increased the combined ratio by 11.4% in the quarter and reduced net income by $30.9 million.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2007 and 2006
(In thousands of U.S. dollars)

Underwriting Expenses. The combined ratio was 105.0% which produced an underwriting loss of $20.7 million compared to an underwriting profit of $16.4 million in the first quarter last year. For the quarter, the U.S. operations combined ratio was 108.9% (96.8% Q1 last year) which produced an underwriting loss of $26.6 million ($9.3 million underwriting profit Q1 2006). Changes in net estimates for unpaid claims occurring in prior periods amounted to $44.7 million ($2.0 million favourable in Q1 last year) which increased the combined ratio for U.S. operations by 14.9% in the quarter. The U.S. operations, excluding Lincoln General, reported a combined ratio of 96.6% and an underwriting profit of $2.9 million in the quarter. The combined ratio of the Canadian operations was 95.0% (94.7% Q1 2006). The Canadian operations reported favourable unpaid claim development of $5.5 million in the quarter and produced an underwriting profit of $5.9 million. This is the seventh consecutive quarter of favourable development for the Canadian operations.

General Expenses. General expenses increased by $9.7 million compared to the same quarter last year primarily as a result of the operating costs of the acquired assigned risk business, professional fees and corporate litigation expenses.

Interest Expense. Interest expense in the first quarter of 2007 was $8.2 million, compared to $7.2 million for the first quarter of 2006 reflecting additional interest expense on the loans payable.

Income taxes. The income tax for the first quarter of 2007 is a recovery of $8.8 million or 81% of income before income taxes as a result of the losses recognized in our U.S. domiciled subsidiaries compared with charge of $5.4 million or 15.6% for the same quarter last year.

Net Income and Earnings Per Share. Net income declined by 32% in the first quarter to $19.6 million, compared to $28.9 million in the first quarter of last year. Diluted earnings per share were $0.35 for the quarter compared to $0.51 for the first quarter of 2006.

Operating Earnings. Operating earnings for the first quarter was $11.9 million compared to $30.0 million in the same quarter last year.

Book Value Per Share and Return on Equity. Book value per share increased by 5% to $16.90 from $16.12 as at December 31, 2006. Return on equity (annualized) was 8.5% for the quarter compared to 14.2% for the same period last year.

Balance Sheet. Total assets as at March 31, 2007 were $4.24 billion compared to $4.05 billion at the end of 2006. The fair value of the investment portfolio including cash increased 3% to $3.17 billion, compared to $3.09 billion as at December 31, 2006. At March 31, 2007, 22% of the fixed income portfolio matures in less than one year and 47% matures after one year and in less than five years. The fair value of the investment portfolio including cash was $57.05 per common share at March 31, 2007 compared to $55.21 at December 31, 2006.

Net unrealized gains on the total investment portfolio were $36.8 million or $0.66 per share outstanding at March 31, 2007, as compared to net unrealized gains of $26.5 million or $0.47 per share outstanding at December 31, 2006.  Net unrealized gains on the common shares portfolio were $43.4 million or $0.78 per share outstanding at March 31, 2007 compared to $37.5 million or $0.67 per share outstanding at December 31, 2006.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2007 and 2006
(In thousands of U.S. dollars)

The provisions for unpaid claims increased by 2% to $1.98 billion compared to $1.94 billion at the end of 2006. At March 31, 2007 the provision for unpaid claims comprised case reserves for individual claims decreased 1% to $1.16 billion ($1.17 billion at year end) and the provision for Incurred But Not Reported claims which increased 6% to $813.5 million ($770.2 million last year) primarily as a result of the increases at Lincoln General.

Bank indebtedness increased from $52.1 million at December 31, 2006 to $159.6 million. During the quarter the Company borrowed approximately $40 million to partially finance the acquisition of Mendota Insurance Company which closed on April 1, 2007 and $35 million to acquire the renewal rights from The Robert Plan Corporation and fund the operating costs of this assigned risk business in the United States.

Contractual Obligations. Information concerning contractual obligations as at March 31, 2007 is shown below:

Payments Due by Period (in thousands of U.S. dollars)
	2007	2008	2009	2010	2011	Thereafter	Total
Bank indebtedness	$159,572	-	-	-	-	$-	$159,572
Senior unsecured debentures	67,556	-	-	-	-	120,549	188,105
Subordinated indebtedness	-	-	-	-	-	87,663	87,663
Loan payable	-	-	-	-	-	66,222	66,222
Total	$227,128	-	-	-	-	$274,434	$501,562

             For further details on the Company’s long term debt and interest obligations, refer to note 13 of the Company’s 2006 audited consolidated financial statements and pages 41 to 44 of the 2006 Annual Report which sets out the Company’s contractual obligations as at December 31, 2006.

Liquidity and Capital Resources. During the three months ended March 31, 2007, the net cash used in operations was $28.1 million. The Company believes that the cash generated from the operating activities will be sufficient to meet our ongoing cash requirements, including interest payment obligations and dividend payments.

During the quarter, the Company repurchased and cancelled 321,400 common shares under the normal course issuer bid for a total purchase price of $6.1 million at an average price of $18.79 (Cdn$21.98).

As at March 31, 2007 the Company was well capitalized to support the premium volume of our insurance subsidiaries. Our Canadian property and casualty insurance companies are regulated by the Office of the Superintendent of Financial Institutions (OSFI) and the Financial Services Commission of Ontario (FSCO) and are required to maintain a level of capital sufficient to achieve a target of 150% of a minimum capital test (MCT) formula. As at March 31, 2007 the MCT of our Canadian subsidiaries are well in excess of the target MCT level, with MCT margins ranging between 230% and 290%.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2007 and 2006
(In thousands of U.S. dollars

In the United States, a risk based capital (RBC) formula is used by the National Association of Insurance Commissioners (NAIC) to identify property and casualty insurance companies that may not be adequately capitalized. The NAIC requires that capital and surplus not fall below 200% of the authorized control level. As at March 31, 2007 one of our U.S. subsidiaries had an RBC ratio of 184%, and we are currently undertaking measures to increase this ratio. The RBC ratios of our other U.S. subsidiaries range between 392% and 1,325%.

Our reinsurance subsidiaries, which are domiciled in Barbados and Bermuda are required by the regulator in the jurisdictions in which they operate to maintain minimum capital levels. As at March 31, 2007 the capital maintained by Kingsway Reinsurance Corporation was $362.9 million in excess of the regulatory requirements in Barbados and the capital maintained by Kingsway Reinsurance (Bermuda) Limited was $54.1 million in excess of regulatory requirements in Bermuda.

Off-Balance Sheet Financing The Company entered into an off-balance sheet transaction through the Kingsway Linked Return of Capital Trust transaction that was completed on July 14, 2005 which is more fully described in Note 13(d) of the 2006 audited consolidated financial statements and page 43 of the 2006 Annual Report. The Company has one other off-balance sheet financing arrangement as described on page 43 of the 2006 Annual Report.

Summary of Quarterly Results The following table presents our financial results over the previous eight quarters.

	2007	2006				2005
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Gross premiums written	$479,354	$409,115	$483,903	$532,489	$507,243	$439,267	$452,341	$478,446
Net premiums earned	418,189	424,977	458,309	456,196	427,015	445,372	461,446	469,300
Total revenue	458,861	466,588	498,170	499,548	452,049	478,502	495,557	497,305
Net income	19,641	16,848	37,405	40,174	28,882	35,901	31,339	29,647
Earnings per share
Basic	$0.35	$0.30	$0.67	$0.71	$0.51	$0.64	$0.55	$0.52
Diluted	0.35	0.30	0.66	0.71	0.51	0.63	0.55	0.52

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2007 and 2006
(In thousands of U.S. dollars

Outlook

The Company’s 2006 Annual Report includes description and analysis of the key factors and events that could impact future earnings under the heading Risks Factors in the Management’s Discussion and Analysis section. These factors and events have, for the most part, remained substantially unchanged.

Disclosure Controls and Procedures

Management of the Company is responsible for establishing and maintaining disclosure controls and procedures for the Company as defined under Multilateral Instrument 52-109 issued by the Canadian Securities Administrators. Management has designed such disclosure controls and procedures, or caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer by others within those entities, particularly during the period in which the annual filings are being prepared.

Internal Controls over Financial Reporting

Management of the Company is responsible for designing internal controls over financial reporting for the
Company as defined under Multilateral Instrument 52-109 issued by the Canadian Securities Administrators. Management has designed such internal controls over financial reporting, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP. There has been no change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Forward Looking Statements

This shareholders report (including the President’s Message to Shareholders and Management’s Discussion and Analysis) includes “forward looking statements” that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2006 Annual Report under the heading Risk Factors in the Management’s Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators’ website at www.sedar.com , and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov or through the Company’s website at www.kingsway-financial.com . The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands of U.S. dollars, except for per share amounts)

(Unaudited)	March 31 2007	March 31 2006
Gross premiums written	$479,354	$507,243
Net premiums written	$444,121	$475,972
Revenue:
Net premiums earned	$418,189	$427,015
Investment income	31,556	26,575
Net realized gains (losses)	9,116	(1,541)
	458,861	452,049
Expenses:
Claims incurred	$316,054	$285,892
Commissions and premiums taxes	71,164	82,798
General and administrative expenses	51,679	41,959
Interest expense	8,219	7,164
Amortization of intangibles	876	-
	447,992	417,813
Income before income taxes	10,869	34,236
Income taxes (recovery)	(8,772)	5,354
Net Income	$19,641	$28,882

Earnings per share:
Basic:	$0.35	$0.51
Diluted:	$0.35	$0.51
Weighted average shares outstanding (in ‘000s):
Basic:	55,799	56,461
Diluted:	56,345	57,114

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	March 31	Dec. 31
	2007	2006
	(unaudited)
ASSETS
Cash and cash equivalents	$169,249	$129,706
Investments	3,001,639	2,929,090
Accrued investment income	26,001	28,365
Accounts receivable and other assets	356,683	318,332
Due from reinsurers and other insurers	212,520	208,090
Deferred policy acquisition costs	163,478	158,527
Income taxes recoverable	14,398	2,017
Future income taxes	76,680	75,212
Capital assets	112,129	108,149
Goodwill and intangible assets	104,499	90,850
	$4,237,276	$4,048,338
LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Bank indebtedness	$159,572	$52,149
Loans payable	66,222	66,222
Accounts payable and accrued liabilities	110,231	124,760
Unearned premiums	710,636	682,452
Unpaid claims	1,975,346	1,939,363
Senior unsecured debentures	188,105	191,930
Subordinated indebtedness	87,663	90,500
	3,297,775	3,147,376
SHAREHOLDERS’ EQUITY
Share capital	326,430	328,473
Issued and outstanding number of common shares
55,582,926 - March 31, 2007
55,884,525 - December 31, 2006

Contributed surplus	5,571	5,352
Retained earnings	572,452	560,126
Accumulated other comprehensive income [1]	35,048	7,011
	939,501	900,962
	$4,237,276	$4,048,338

1 Refer to note 2 for impact of new accounting policies related to financial instruments

KINGSWAY FINANCIAL SERVICES INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars)
	For the three months ended
	March 31	March 31
(Unaudited)	2007	2006
Share capital
Balance at beginning of period	$328,473	$331,470
Issued during the period	278	898
Repurchased for cancellation	(2,321)	(1,162)
Balance at end of period	326,430	331,206
Contributed surplus
Balance at beginning of period	$5,352	$3,237
Stock option expense	219	266
Balance at end of period	5,571	3,503
Retained earnings
Balance at beginning of period	$560,126	$460,050
Net income for the period	19,641	28,882
Common share dividends	(3,574)	(3,047)
Repurchase of shares for cancellation	(3,741)	(2,090)
Balance at end of period	572,452	483,795
Accumulated other comprehensive income [1]
Balance at beginning of period	$7,011	$9,958
Cumulative effect of adopting new accounting policies	17,672	-
Other comprehensive income	10,365	(1,449)
Balance at end of period	35,048	8,509
Total shareholders’ equity at end of period	$939,501	$827,013

1 Refer to note 2 for impact of new accounting policies related to financial instruments

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(In thousands of U.S. dollars)
	For the three months ended
	March 31	March 31
(Unaudited)	2007	2006
Comprehensive income
Net income	$19,641	$28,882
Other comprehensive income, net of income taxes:
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations	3,294	-
Net change in unrealized gains on available for sale securities	7,071	(1,449)
Other comprehensive income (loss)	10,365	(1,449)
Comprehensive income	$30,006	$27,433

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands of U.S. dollars)
	For the three months ended
	March 31	March 31
(Unaudited)	2007	2006
Cash flows from operating activities
Net income	$19,641	$28,882
Items not affecting cash:
Amortization	2,899	2,042
Future and current income taxes	(17,091)	(5,058)
Net realized (gains) losses	(9,116)	1,541
Amortization of bond premiums and discounts	(1,995)	1,286
Net change in other non-cash balances	(22,437)	(25,912)
	(28,099)	2,781
Cash flows from financing activities
Increase in share capital	278	898
Repurchase of common shares for cancellation	(6,062)	(3,252)
Dividends paid	(3,574)	(3,047)
Increase in bank indebtedness and loans payable	106,951	12,152
	97,593	6,751
Investing activities
Purchase of investments	(990,626)	(804,000)
Proceeds from sale of investments	971,309	790,797
Financed premiums receivable, net	3,301	6,539
Acquisitions	(13,860)	-
Net change to capital assets	(75)	(7,617)
	(29,951)	(14,281)
Net change in cash and cash equivalents	39,543	(4,749)
Cash and cash equivalents at beginning of period	129,706	111,034
Cash and cash equivalents at end of period	$169,249	$106,285

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2007 and 2006
(Unaudited - tabular amounts in thousands of U.S. dollars)

1.     Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the Company’s consolidated financial statements for the year ended December 31, 2006. These interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006 as set out on pages 61 to 80 of the Company’s 2006 Annual Report. The results of the operations for the interim periods are not necessarily indicative of the full-year results.

2.     Change in accounting policies

On January 1, 2007, the Company adopted CICA Handbook Section 3855 Financial Instruments - Recognition and Measurement, Section 3865 Hedges and Section 1530 Comprehensive Income.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

Under adoption of these new standards, as at January 1, 2007 the Company classified all its investment securities as available-for-sale, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Bank indebtedness, accounts payable and accrued liabilities, long-term debt and capital lease obligations are classified as other financial liabilities, which are measured at amortized cost.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2007 and 2006
(Unaudited - tabular amounts in thousands of U.S. dollars)

2.     Change in accounting policies (continued)

As required, except to classify unrealized foreign currency translations gains / losses on net investments in self-sustaining foreign operations under the new caption accumulated other comprehensive income (loss), prior periods have not been restated. As a result of these new standards, the following adjustments were made to our balance sheet on January 1, 2007:

January 1, 2007
Balance sheet category (000’s)	increase

Investments	$26,470
Accumulated other comprehensive income (after-tax impact)	17,672

3.     Stock-based compensation

As reported on pages 70 and 71 of the Company’s 2006 Annual Report, effective January 1, 2003 the Company adopted on a prospective basis the fair-value method of accounting for stock-based compensation awards granted to employees and non-employee directors. During the first quarter 2007, the Company recorded $219,000 of stock-based compensation expense included in employee compensation expense.

 Per share weighted average fair value of options granted during 2007 and 2006 was C$5.34 and C$6.88, respectively. The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	As at March 31
	2007	2006

Risk-free interest rate	4.11%	4.02%
Dividend yield	1.30%	1.02%

Volatility of the expected market price of the Company’s common shares	25.2%	31.4%
Expected option life (in years)	3.7	3.5

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company's employee stock options.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2007 and 2006
(Unaudited - tabular amounts in thousands of U.S. dollars)

4.     Segmented information

The Company provides property and casualty insurance and other insurance related services in three reportable segments, Canada, the United States and corporate and other insurance related services. The Company’s Canadian and United States segments include transactions with the Company’s reinsurance subsidiaries. At the present time, other insurance related services are not significant. Results for the Company’s operating segments are based on the Company’s internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

	Three months ended March 31, 2007
		United	Corporate
	Canada	States	and other	Total
Gross premiums written	$116,055	$363,299	$-	$479,354
Net premiums earned	117,702	300,487	-	418,189
Investment income (loss)	13,155	18,529	(128)	31,556
Net realized gains	1,475	7,641	-	9,116
Interest expense	-	6,345	1,874	8,219
Amortization of capital assets	348	1,243	379	1,970
Amortization of intangible assets	-	876	-	876
Net income tax expense (recovery)	1,991	(13,654)	2,891	(8,772)
Net income (loss)	15,767	5,976	(2,102)	19,641

Capital assets	$49,686	$59,184	$3,259	$112,129
Goodwill and intangible assets	7,961	96,538	-	104,499
Total assets	1,583,342	2,611,812	42,122	4,237,276

Three months ended March 31, 2006
	United	Corporate
Canada	States	and other	Total
Gross premiums written	$127,039	$380,204	$-	$507,243
Net premiums earned	134,114	292,901	-	427,015
Investment income (loss)	11,016	15,651	(92)	26,575
Net realized losses	(624)	(917)	-	(1,541)
Interest expense	-	5,467	1,697	7,164
Amortization of capital assets	275	845	390	1,510
Amortization of intangible assets	-	-	-	-
Net income tax expense	2,391	592	2,371	5,354
Net income (loss)	15,491	17,941	(4,550)	28,882

Capital assets	$25,968	$46,845	$4,129	$76,942
Goodwill and intangible assets	7,870	63,233	-	71,103
Total assets	1,435,900	2,403,865	31,869	3,871,634

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2007 and 2006
(Unaudited - tabular amounts in thousands of U.S. dollars)

4.     Segmented information - continued:

	Quarter to March 31:
	2007	2006
Favourable (unfavourable) change in estimated unpaid claims for prior accident years (note 1):
Canada	$5,461	$853
U.S.	(44,680)	1,998
Total	$(39,219)	$2,851

As a % of net premiums earned (note 2):
Canada	(4.6%)	(0.6%)
U.S.	14.9%	(0.7%)
Total	9.4%	(0.7%)

As a % of unpaid claims (note 3):
Canada	(0.7%)	(0.1%)
U.S.	3.9%	(0.2%)
Total	2.0%	(0.2%)

Note 1 - (Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results.
Note 2 - Increase (decrease) in current financial year reported combined ratio
Note 3 - Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2007 and 2006
(Unaudited - tabular amounts in thousands of U.S. dollars)

5.     Investments

	March 31, 2007
	Amortized	Fair
	cost	value

Term deposits	$340,181	$339,770
Bonds:
Government	353,393	354,750
Corporate	1,762,940	1,755,324
Common shares	443,714	487,149
Financed premiums	64,646	64,646

	$2,964,874	$3,001,639

	December 31, 2006
	Carrying	Fair
	amount	value

Term deposits	$379,574	$379,128
Bonds:
Government	332,058	333,231
Corporate	1,783,228	1,771,480
Common shares	366,702	404,193
Financed premiums	67,528	67,528

	$2,929,090	$2,955,560

6.     Subsequent events:

On April 1, 2007, the Company completed its previously announced acquisition of Mendota Insurance Company, a wholly owned subsidiary of The Travelers Companies, Inc. The transaction includes Mendota’s wholly owned subsidiaries, Medakota Insurance Company and Mendota Insurance Agency, Inc. Terms of the transactions were not disclosed. Mendota is headquartered in St. Paul, Minnesota and wrote approximately $175 million of non-standard automobile premiums in 2006.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2007 and 2006
(Unaudited - tabular amounts in thousands of U.S. dollars)

Financial Strength Indicators:
Some of the key indicators of the Company’s financial strength are as follows:

Rolling four quarter calculations:	March 31, 2007	December 31, 2006
Net premiums written to estimated statutory surplus ratio	1.6x	1.6x
Interest coverage ratio	5.0x	5.9x
Total bank and senior debt to capitalization ratio	28.6%	24.2%

Selected Financial Information expressed in thousands of Cdn. dollars, except for per share amounts

The selected financial information disclosed below has been translated using the Bank of Canada monthly average exchange rate for the income statement and the month end rate for the balance sheet. Readers should be cautioned as to the limited usefulness of the selected financial information presented below.

	Quarter to March 31:
	2007	2006
Gross premiums written	$561,499	$585,718
Net premiums earned	489,925	493,047
Net income	23,061	33,355
Earnings per share - diluted	$0.41	$0.58
Underwriting profit (loss)	(24,152)	18,923
Book value per share	$19.52	$17.13